Exhibit 99.2

FIRST AMENDMENT TO
THE TRADE-MARK SUBLICENSE AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Trade-Mark Sublicense Agreement, dated as of May 24, 2016 (the “Agreement”) among Brookfield Asset Management Holdings SRL (formerly known as Brookfield Asset Management Holdings Ltd.). (the “Sublicensor”), Brookfield Business Partners L.P. (“BBP”) and Brookfield Business L.P. (“Holding LP”) is made as of the 27th day of March, 2026 by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof, BBP and Brookfield Business Holdings Corporation (“BBHC”) completed a plan of arrangement (the “Arrangement”) pursuant to which, amongst other things: (i) public holders of class A exchangeable subordinate voting shares (the “Exchangeable Shares”) of BBHC received one (1) class A subordinate voting share (each, a “Class A Share”) of Brookfield Business Corporation (“BBUC”) in exchange for each Exchangeable Share held; (ii) public holders of non-voting limited partnership units (the “Units”) of BBP received one (1) Class A Share in exchange for each Unit held; (iii) redemption-exchange units of Holding LP were exchanged on a one-for-one basis for Class A Shares; and (iv) special limited partner units of Holding LP were exchanged on a one-for-one basis for Class A Shares;

AND WHEREAS, parties desire to amend the Agreement in connection with the Arrangement to reflect the addition of BBUC as a Sublicensee and make certain other amendments to the terms and conditions of the Agreement as set out herein;

NOW THEREFORE,

1.	Amendments to Article 1

The definition of “Sublicensees” in Section 1 is hereby deleted in its entirety and replaced with the following:

“Sublicensees” means each of BBUC, a corporation existing under the laws of the Province of British Columbia, having its registered office at 1500-1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, BBP, an exempted limited partnership existing under the laws of Bermuda, having its registered office at 73 Front Street, Hamilton HM 12, Bermuda and Holding LP, an exempted limited partnership existing under the laws of Bermuda, having its registered office at 73 Front Street, Hamilton, HM 12, Bermuda.;

The following is added as a new definition in Section 1:

“BBUC” means Brookfield Business Corporation;

2.	Amendments to Article 2

Section 2.5 is hereby deleted in its entirety and replaced with the following:

Licensor Costs. Owner and Sublicensor shall be responsible for all costs associated with filing, prosecution and maintenance of applications and registrations for the Trade-Mark(s), and for all costs associated with any cancellation, opposition or infringement proceedings, unless the costs are incurred at the request of Sublicensee.

3.	Amendments to Article 6

Section 6.2 is hereby deleted in its entirety and replaced with the following:

6.2	Termination of Agreement at Election of the Sublicensor. The Sublicensor may terminate this Agreement effective upon giving written notice of termination to the Sublicensees in the event of the termination of the master services agreement (the “Master Services Agreement”), as may be amended from time to time, among the Service Providers (as defined in the Master Services Agreement), the Sublicensees and others or any successor management agreement pursuant to which any Affiliate of Brookfield Corporation (“BN”) provides management services to the Sublicensees or their successors. The Sublicensor may terminate this Agreement with respect to a Sublicensee upon giving 30 days’ written notice of termination to such Sublicensee on the following events:

(i)	the bankruptcy, insolvency, receivership or winding-up of such Sublicensee;

(ii)	the date prior to the date on which the seizure or attachment of the property, assets or undertaking of such Sublicensee, as a result of any action taken against it by any other Person;

(iii)	such Sublicensee defaults in the performance of any material term, condition or agreement under this Agreement and the default continues for a period of 30 days after written notice of the breach is given to such Sublicensee;

(iv)	such Sublicensee ceases to be an Affiliate of BN;

(v)	such Sublicensee assigns, sublicenses, pledges, mortgages or otherwise encumbers its sublicense with respect to the Trade-Marks; or

(vi)	the termination or amendment of the Master License if such termination or amendment results in a loss of rights licensed hereunder by the Sublicensor.

It is acknowledged by the Sublicensor that the Service Providers will be responsible for managing the Sublicensees’ obligations under this Agreement pursuant to the Master Services Agreement and further acknowledged and agreed that the Sublicensees will be deemed to be in compliance with the provisions contained herein to the extent that the Service Providers or any other Affiliate of BN is responsible for compliance with such provisions on behalf of the Sublicensees unless, in either case, the board of directors of BBUC has directed the Service Providers or such other Affiliate of BN to take any action or refrain from taking any action or has failed to respond to a written request by the Service Providers or such other Affiliate of BN for a direction within a reasonable period of time of such request, in each case which results directly in the breach of any provision contained herein;

4.	Amendments to Article 8

Section 8.4 is hereby deleted in its entirety and replaced with the following:

8.4	Limited Liability of Limited Partners of BBP and Holding LP. The Parties acknowledge that the BBP and Holding LP are each a limited partnership formed under the laws of Bermuda, a limited partner of which is liable for any liabilities or losses of the partnership only to the extent of the amount that such limited partner has contributed, or agreed to contribute, to the capital of the partnership and such limited partner’s pro rata share of any undistributed income. The Parties further acknowledge that BBP is the sole general partner of Holding LP, and that Brookfield Business Partners Limited is the sole general partner of BBP.

5.	Amendments to Article 18

Article 18 is hereby deleted in its entirety and replaced with the following:

If to the Sublicensor:

Brookfield Asset Management Holdings SRL
Rendezvous Corporate Centre
Rendezvous
Christ Church
BB15131
Barbados

With a copy to:

Brookfield Corporation
Suite 100, Brookfield Place
181 Bay Street
Box 762
Toronto, ON
M5J 2T3

Attn:      Chief Operating Officer

If to the Sublicensees:

Brookfield Business Corporation
225 Liberty Street, 8th Floor
New York, NY 10281-1048

Attn: Secretary

6.	Effective Date

This Amendment shall be effective upon the date first written above.

7.	Governing Law

This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

8.	General

(a)	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

BROOKFIELD ASSET MANAGEMENT HOLDINGS SRL (Formerly known as Brookfield Asset Management Holdings Ltd.)

By:	/s/ Gregory McConnie
	Name:	Gregory McConnie
	Title:	Manager

BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD BUSINESS L.P., by its managing general partner, BROOKFIELD BUSINESS PARTNERS L.P., by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD BUSINESS CORPORATION

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Authorized Signatory

[Signature Page – Amendment to Trade-Mark Sublicense Agreement (BBUC)]